Exhibit 99.1

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK ISSUES STATEMENT REGARDING TOP ALPHA'S
PARTIAL TENDER OFFER

Tel-Aviv, Israel, January 19, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced that it has been informed that Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha") has commenced a partial tender offer to acquire 550,000 ordinary shares, par value NIS 1.00 per share ("Shares"), of Metalink, for a net purchase price of $1.30 per Share in cash.

The tender offer is under consideration by the members of the Board of Directors of Metalink (the "Board").

On or before January 28, 2016 (the 10th business day from commencement of the tender offer), Metalink intends to file with the United States Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 in which it will advise Metalink shareholders whether the Board recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer, as well as setting forth the Board's reasons as for its position (or inability to take a position) with respect to the tender offer.

Accordingly, Metalink shareholders are requested to defer making any determination whether to accept or reject such tender offer until they have been advised of the Board's position with respect to the tender offer.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited tothose set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.